Mail Stop 4561
Via fax (650) 581-2545

December 18, 2007

Mr. Bobby Yazdani
CEO and Chairman of the Board
SABA Software, Inc.
2400 Bridge Parkway
Redwood Shores, CA 94065

> **Re:** **SABA Software, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2007**
> **Filed August 13, 2007**
> **File No. 000-30221**

Dear Mr. Yazdani:

We have reviewed your response letter dated November 28, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1. We note your response to our prior comment 1 and the reasons why management does not believe a discussion of days sales outstanding would be meaningful to an investor. The Staff, however, continues to believe that the Company's liquidity

and capital resources disclosures could be enhanced to more clearly explain the primary drivers and other material factors that impact your cash flows. Your current disclosures are merely a recitation of the items contained in your cash flow statement and do not contribute to an understanding of your cash flows, but rather repeats items that are readily determinable from the financial statements. Where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. For example, we note that accounts receivable increased approximately 15% from May 31, 2007 to October 31, 2007; however, there is limited discussion of these changes that materially affected your operating cash flows in your liquidity disclosures. Please revise your disclosures in future filings pursuant to Section IV.B of SEC Release 33-8350.

Consolidated Statement of Operations, page F-5

2.   We note your response to our prior comment no. 2 where you indicate that the Company allocates the revenue from bundled arrangements amongst license and PCS based on VSOE of fair value for PCS on perpetual licenses. Please tell us whether the VSOE of PCS used to allocate revenues for presentation purposes are for the same product, which may be sold as either a perpetual or term license. If the products differ, then please explain further how you determined that VSOE of PCS for one product can be used as evidence of PCS for another product even if only for presentation purposes. For example, tell us whether similar services are provided under both arrangements.

3.   Assuming that your methodologies for allocating revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform investors of your presentation methodologies relating to these bundled arrangements where there is a lack of VSOE of fair value among the elements. In addition, please ensure that your MD&A disclosures include a discussion of the methodologies used and the reasons for such allocations.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding this comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief